UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


                   Suite 600 - 200 Burrard Street, Vancouver,
                            British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TECK COMINCO LIMITED
                                   (Registrant)



Date:    January 13, 2004          By:  /s/ Karen L. Dunfee
                                        ---------------------------------------
                                        Karen L. Dunfee
                                        Corporate Secretary

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                                                            [LOGO - TECKCOMINCO]
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                                                           EXTERNAL NEWS RELEASE
                                                                        04-01-TC


FOR IMMEDIATE RELEASE:     January 13, 2004


    TECK COMINCO SAYS EPA JURISDICTION DOES NOT APPLY TO CANADIAN OPERATION
           COMPANY STANDS BY OFFER TO FUND $13 MILLION RESEARCH STUDY


Vancouver, B.C. -- Teck Cominco Metals Ltd. has responded to the Environmental Protection Agency stating that the EPA does not have jurisdiction over its Canadian lead zinc smelter located in Trail, B.C. The response follows a deadline imposed by the EPA after it had terminated negotiations on Teck Cominco's offer to address the potential impact of metals in sediments in Lake Roosevelt.

The company said it understands the Government of Canada has formally voiced its concern to the Government of the United States over the attempt by the EPA to impose its regulations on a Canadian company operating within Canada.

"There is no precedent, nor the legal right for the EPA to apply its regulations on a company operating legally in Canada," said Doug Horswill, Senior Vice President Environment & Public Affairs for Teck Cominco Limited. "One can imagine the outrage in the US if the Canadian government attempted to impose its own regulations on a company operating legally in the US."

On November 26, 2003 Teck Cominco made a voluntary offer through Teck Cominco American Incorporated. to provide US$13 million of research studies to assess human health and ecological concerns regarding Lake Roosevelt.

"Our offer to fund research would meet all the standards required of any company and would provide for full oversight by the EPA," Horswill said.

"We stand by our offer to work cooperatively with the EPA on solutions to impacts on Lake Roosevelt attributable to our B.C. facility," said Horswill.

Further information on the company's offer to the EPA can be found at www.teckcominco.com.

                                      -30 -

For additional information, please contact:     Doug H. Horswill,
                                                Senior Vice President,
                                                Environment & Corporate Affairs
                                                604.844.2655


                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com